AMERICAS GOLD AND SILVER SIGNS JOINT VENTURE AGREEMENT WITH US ANTIMONY TO CONSTRUCT ANTIMONY PROCESSING FACILITY IN IDAHO'S SILVER VALLEY - UNLOCKING VALUE FROM ITS ANTIMONY PRODUCTION AND STRENGTHENING U.S. CRITICAL MINERAL SECURITY

TORONTO, ONTARIO - February 10, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas", or the "Company") a growing North American precious metals and antimony producer, is pleased to announce that it has entered into a definitive agreement (the "Agreement") with United States Antimony (NYSE American: UAMY) ("US Antimony") forming a Joint Venture through operating subsidiaries (the "JV") to construct and operate an antimony processing plant (the "JV Facility") in Idaho's Silver Valley.

The JV, which will be 51% owned by Americas and 49% by US Antimony will provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States.

Highlights:

  U.S.-Based Vertical Integration:  The JV will construct a new antimony processing plant in Idaho's Silver Valley. This construction and processing business will be overseen by representatives of each company.
  Americas-Controlled Feedstock and Site:  Americas will contribute the site under existing operating permits for the JV Facility at its Galena Complex in Idaho and will sell antimony feed material mined from the Galena Complex to the JV on market terms.  While Americas material will have priority, the JV Facility will also have the potential to process from other mines.
  Operational and Market Expertise:  US Antimony will contribute its knowledge and technical expertise in constructing and operating these types of facilities and will provide the JV with access to its extensive antimony marketing network including the U.S. Government.  Subject to the completion of supply agreements as contemplated by the JV in the following 90 days, US Antimony will purchase the antimony produced by the JV at market terms.

Paul Andre Huet, Chairman and CEO of Americas Gold and Silver, commented: "Today's Agreement with US Antimony to build an antimony processing facility at the Company's Galena Complex is a major milestone in unlocking significant value for Americas shareholders. The JV will provide Americas the opportunity to leverage our position as the largest antimony producer in the United States to become a significant player in the downstream antimony market and realize value being left on the table under our current offtake terms for by-product antimony contained in the silver concentrate produced form Americas Galena Complex.

Under the Agreement, once the JV Facility is operational, Americas will be paid for the antimony we mine at market terms. Additionally, Americas will also capture 51% of the profits from the processing side of the JV business, providing our shareholders with strong exposure to downstream profits from antimony production that are not currently realized.

The idea of working together with the US Antimony team on a JV in Idaho's Silver Valley came together very quickly after our respective teams met as it became apparent that we had a similar style and sense of purpose in how we operate. There was immediate positive energy from the US Antimony team to collaborate with our team to harness the collective strengths of our respective businesses to build value together. The JV is a win-win transaction for both Americas and US Antimony to create value for our respective shareholders. Americas is already the largest antimony producer in the United States, poised for significant growth. US Antimony is a proven and well-established player in the downstream antimony processing business with strong technical knowledge, significant antimony marketing networks and extensive contacts with the US government to provide this critical mineral. Importantly, the JV will provide an entirely "made in the USA" solution from mine to finished product for antimony.

The timing of this arrangement meshes very well with our expected ramp-up of antimony production coinciding with our move towards mining high-grade silver-copper-antimony tetrahedrite ore. In 2025 alone we produced 561,000 pounds of antimony contained in concentrate from the Galena Complex and we're just getting started. We are very excited to roll up our sleeves and work together with the US Antimony team to write the next chapter and do our part to strengthen the U.S. based critical mineral space."

Gary C. Evans, Chairman and CEO of US Antimony, commented: "It has become apparent after meeting with management at Americas that our two companies have very similar characteristics as well as similar aggressive growth initiatives underway in our various fields. Both of our respective management leadership teams are aligned with similar entrepreneurial desires to continue to be innovators in the critical mineral space. All minerals being mined by Americas are deemed 'critical'. As we all know, our country is playing 'catch-up' today with our adversaries, and we are combining today both of our financial and management resources to more quickly make advancements in the US-based critical mineral space. With our new innovative, one-of-a-kind processing center, we believe we will be 'fast-tracking' to further accomplish that mutual goal. While other companies in the space are talking about years to be in production and potential processing of ore, we continue our progress today. Since this project scope directly aligns with the interest and objectives of the various federal government agencies regarding its overall critical mineral objectives, we have already prepared the necessary paperwork for submittal to hopefully achieve government funding."

Certain Terms of the JV Agreement:

Americas holds a 51% ownership interest in the joint venture, with US Antimony holding 49%.  Governance is exercised through a six-member management committee, with three representatives appointed by Americas and three by US Antimony.  US Antimony is the operator under the JV and Americas' representatives chair the management committee as the majority owner.  Capital contributions are made consistent with respective ownership interests and may be diluted over time if contributions are not made.  The JV Agreement contemplates an 18-month period to complete construction of the JV Facility on permitted Americas land starting from the completion of an agreed project budget.  Following this period and on the occurrence of certain "dead-lock" events, (a) Americas can trigger its' right to buy US Antimony's interests at the higher of (i) fair market value, and  (ii) 120% of US Antimony's capital contributions or (b) US Antimony can trigger its right to sell its interests to Americas a greater of (i) fair market value, and  (ii) 100% of US Antimony's capital contributions.  Supply agreements are to be at fair market value and required to be negotiated within 90 days or either party has the right to suspend construction.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. & Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder at ~14%. This unitized Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 mi from Galena), creating significant potential future synergies through shared infrastructure & processing. Americas also owns & operates the Cosalá Ops. in Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the ability to achieve the completion on the matters contemplated in the JV Agreement,  production results and maintain conditions for operational results and expectations described herein, and the predictability and strategic value of the JV are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; security conditions in the areas where the Company's operations are located; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.